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                             [ROXIO LETTERHEAD]



                              January 3, 2001



Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C.  20549
Attn:   Barbara C. Jacobs
        Ms. Maryse Mills-Apenteng

        RE:   ROXIO, INC.
              REGISTRATION STATEMENT ON FORM S-1
              REGISTRATION NO. 333-46642

Dear Ms. Jacobs and Ms. Mills-Apenteng:

        Roxio, Inc., a Delaware corporation (the "Company"), hereby respectfully requests that the Company's Registration Statement on Form S-1 (Registration No. 333-46642) be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company's request is based on the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company were sold. Please send a copy of the order granting such request to the person identified as agent for service on the cover of the Registration Statement.

        If you have any questions regarding this matter, please call me at
(408) 945-8600.


                                         Very truly yours,

                                         ROXIO, INC.


                                         /s/ Wm. Christopher Gorog
                                         -------------------------------------
                                         Wm. Christopher Gorog
                                         President and Chief Executive Officer

cc:  Katharine A. Martin, Esq.